PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70212

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: eToro USA Securities Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

221 River Street, 9th Floor
(No. and Street)

Hoboken (City) NJ (State) 07030 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erin Baskett (Name) 636-675-3746 (Area Code – Telephone Number) ErinBa@etoro.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West (Address) New York (City) NY (State) 10001 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 00042 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Erin Baskett, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of eToro USA Securities Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CCO FinOP

[signature]

Notary Public

MARK WATERS
Notary Public - State of Arizona
MARICOPA COUNTY
Commission # 577754
Expires March 15, 2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Statement of Financial Condition
With Report of Independent Registered Public Accounting Firm

ETORO USA SECURITIES INC.

December 31, 2021

CONTENTS



Ernst & Young LLP
One Manhattan West,
401 Ninth Avenue
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of eToro USA Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of eToro USA Securities Inc. (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2021.
March 31, 2022

eToro USA Securities Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

<u>December 31, 2021</u>

ASSETS

Cash and cash equivalents	$	1,065,748
Prepaid expenses and other assets		191,055
Due from affiliate		14,884
Long term deposits		124,987
Total assets	$	1,396,674

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	183,377
Due to affiliate		842,462
Total liabilities		1,025,839
Stockholder's equity		
Common stock, $0.0001 par value per share		
5,000 shares authorized, 1,000 shares issued and outstanding		1
Additional paid-in capital		3,659,999
Accumulated Deficit		(3,289,165)
Total stockholder's equity		370,835
Total liabilities and stockholder's equity	$	1,396,674

See accompanying notes.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

eToro USA Securities Inc. (the "Company"), was incorporated in the state of Delaware on July 20, 2018. The Company is a wholly owned subsidiary of eToro Group Ltd. (the "Parent"). In April 2020 the Company became a registered broker-dealer in securities under the Securities and Exchange Act of 1934, registered with the Securities and Exchange Commission ("SEC") as well as a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

The Company operates as a non-exchange member and a fully disclosed broker-dealer brokering online transactions using mobile technology in listed equities and Exchange Traded Funds (ETFs) for retail users. Retail users have electronic access to the Company's trading platform, transactions are unsolicited and the Company works in an agency capacity, executing and clearing transactions through its clearing firm.

On December 16, 2021, the Parent entered into an agreement to purchase Gatsby Securities LLC ("Gatsby") and their affiliate, subject to regulatory approval. The Company and Gatsby filed a continuing membership application with FINRA in February of 2022 related to the contemplated acquisition.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been prepared in accordance with, and the accounting policies and reporting practices of the Company conform to, the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements are presented in U.S. Dollars. All records in transactions in securities and trade-related revenue and expenses are on a trade date basis.

Cash and cash equivalents

Cash includes cash deposits at banks. The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2021.

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could vary from the estimates that were used.

Prepaid expenses

The Company classifies prepayments made under contracts as prepaid expenses and expenses them over contract terms. These prepaid expenses may include items such as insurance, regulatory fees, web services, data feeds and subscriptions.

Long term deposits

The Company classifies payments made to its clearing firm held on deposit for the duration of the clearing arrangement as long term deposits. For FINRA purposes, these are allowable assets for net capital ratio purposes that are interpreted as a Receivable from other FINRA members.

Interest and other income

The Company holds long term deposits with its clearing broker for the life of its agreement and introducing and clearing broker arrangement. These funds earn interest which are credited to the Company's deposit account with the clearing broker. This interest is recognized as interest income on the Statement of Operations.

The Company holds proprietary accounts not limited to its deposit account for its benefit with its clearing broker as part of the introducing and clearing broker arrangement. Due to operational error, an incorrect trade ("error trade") may be made on behalf of the customer by the clearing broker, and when identified and resolved, a position opened may be allocated to the Company's proprietary account with the clearing broker, and subsequently closed. The Company earns or incurs the change in value of the error trade that is opened and subsequently closed in the Company's account to ensure a satisfactory customer experience. These amounts are recognized as other income on the Statement of Operations.

Revenue recognition

The Company will primarily earn transaction-based revenues from routing user orders for equities and exchange traded funds to market makers when the performance obligation is satisfied, which is at the point in time when a routed order is executed by the market maker. During the year ended December 31, 2021, we did not earn any execution flow rebates from our clearing providers and market maker during our platform's "beta" stage for equities and exchange traded funds.

4

NOTE 3.   INCOME TAXES

The Company was organized as a corporation for federal tax purposes. Income taxes are provided under the provisions of ASC 740, "Accounting for Income Taxes". Accordingly, the Company recognizes the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

The Company also applies ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2021, there are no uncertain tax positions.

The Company will be filing Federal and New Jersey tax returns for 2021. For the years ended December 31, 2021, the Company incurred a net operating loss of approximately $1,910,000, which is available to offset future taxable income, limited to 80% of annual taxable income, and which may be carried forward indefinitely. As of December 31, 2021, the aggregate federal net operating losses totaling approximately $3,292,000 which does not expire. As of December 31, 2021, the New Jersey net operating losses totaling approximately $3,288,000 which will begin to expire in 2038.

The Internal Revenue Code ("IRC") limits the amount of net operating loss carryforwards that a company may use in a given year in the event of certain cumulative changes in ownership over a three-year period as described in Section 382 of the IRC. The Company has not performed a detailed analysis to determine whether an ownership change has occurred. Such a change of ownership could limit the Company's utilization of the net operating losses and could be triggered by subsequent sales of securities by the Company or its shareholders.

The federal and state net operating loss carryforwards resulted in a deferred tax asset of approximately $925,000. The valuation allowance increased by $551,000 at December 31, 2021, compared to $198,000 at December 31, 2020. There is a 100% valuation allowance at December 31, 2021, to offset the deferred tax asset as the ultimate realization of these benefits is uncertain. The Company's effective tax rate is 0%, due to the full valuation allowance taken on the deferred tax asset.

The Company is not currently under examination by income tax authorities in federal or state jurisdictions. However, because the Company will have net

operating losses and credits carried forward in several jurisdictions, including federal and various state jurisdictions, certain items attributable to closed tax years will be subject to adjustment by applicable taxing authorities through an adjustment to tax attributes carried forward to open years. All tax returns will remain open for examination by the federal and key state taxing authorities for 3 years and 4 years, respectively, from the date of utilization of any net operating loss carryforwards or research and development credits.

NOTE 4.   RELATED PARTY TRANSACTIONS

As of December 31, 2021, the Company had a payable of $842,462 due to eToro USA LLC, an affiliate. The Company has an expense sharing agreement with its affiliate in the US (eToro USA, LLC) and pursuant to the agreement, the Company reimburses the affiliate for such things as payroll, technology, information services, occupancy, and other expenses. The affiliate also pays certain direct expenses on behalf of the Company, which get allocated back to the Company. During the year ended December 31, 2021, the Company was allocated $681,965 in Compensation and $48,600 in Occupancy costs, respectively. This amount is included in due to affiliate on the statement of financial condition at December 31, 2021. Intercompany amounts with this affiliate are settled periodically during the year when working capital permits such repayments.

The Company has an expense sharing agreement with the Parent, whereby the Parent provides the Company with certain services and access to certain resources without charge, including IT-related services, the license of the eToro trading platform to the Company, and the creation of marketing materials. The expense sharing agreement clarifies the expenses that would be borne by the Company, as well as the expenses that the Parent would solely be liable for. The Company has no obligation to repay the Parent for such costs.

As of December 31, 2021, the Company had a receivable of $14,884 due from eToro USA Advisors Inc., an affiliate. This affiliate is an associated Company owned by the same Parent, eToro Group Ltd. eToro USA Advisors Inc. is dormant, however, it incurs various legal and business license and registration related costs each year associated with developing a Registered Investment Advisors (RIA) business.

During the year, the Parent approved and paid capital contributions to the Company in the amount of $1,660,000.

NOTE 5.   CONCENTRATIONS OF CREDIT RISK

Cash consists of cash in banks, primarily held at a financial institution which at times may exceed FDIC limits of $250,000. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect

to these balances. As of December 31, 2021, the cash account balance exceeded federally insured limits by approximately $815,748.

NOTE 6.   RISKS REGARDING COMMENCEMENT OF THE BUSINESS AND THE ABILITY OF THE COMPANY TO CONTINUE AS A GOING CONCERN

The Company is currently in the process of commencing operations, with a "beta" version of its product offered to a limited number of customers during November and December of 2021. Accordingly, the Company has generated operating losses during the year ended December 31, 2021. There are many risks related to commencing any new business including attracting and retaining new employees, creating an efficient operations platform, acceptance by the marketplace of the business created, and its ability to generate profitable operations and positive cash flows.

While management has created a business in trading equities and ETFs, the Company presently does not have the profitability to support the Company's operations, however financial support from the Parent has provided the Company with the capital necessary to support the Company's operations. If the Company is unable to commence and generate adequate sales and achieve profitable operations, the Parent has the ability to and has agreed to provide the necessary financial support to the Company.

NOTE 7.   SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2021 through the date that the financial statements were available to be issued, March 31, 2022.

During January of 2022, the Parent approved and paid capital contributions to the Company in the amount of $2,000,000 to continue to fund the Company's ongoing operations. During March of 2022, the Parent approved and paid capital contributions to the Company in the amount of $2,000,000.

NOTE 8.   NET CAPITAL REQUIREMENT

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness,"

as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2021, the Company's "Net Capital" was $164,888, and the "Required Net Capital" was $100,000. As of December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 6.22 to 1.